Exhibit 21.1
Subsidiaries of Touchstone Resources USA, Inc.

	State of	Name Doing
Subsidiary Name	Incorporation	Business As

Touchstone Texas Properties, Inc.	Delaware
Touchstone Louisiana, Inc.	Delaware
Touchstone New Zealand, Inc.	Delaware
Touchstone Oklahoma, LLC	Delaware
PF Louisiana LLC	Delaware
Touchstone Resources USA, Inc.	Delaware
PHT West Pleito, LLC	Delaware
Touchstone Mississippi, LLC	Delaware
CE Operating, LLC	Oklahoma